Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

March 28, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Sonia Barros

Re:

Viscorp, Inc.

Registration Statement on Form S-1

Filed February 15, 2008

File No. 333-149261

Dear Ms. Barros:

This letter is provided in response to your letter dated February 25, 2008, regarding the above-referenced Registration Statement for our client, Viscorp, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Viscorp, Inc. and not our law firm.

1.

Please remove from this registration statement the 9,515,625 shares of common stock issuable upon conversion of the preferred stock underlying the 10% Convertible Exchangeable notes.  As the notes have not yet converted into preferred stock, the registration of common stock underlying preferred stock that is not yet outstanding is premature and inappropriate at this time.

Response:

Please be advised that we registered the 9,515,625 shares of common stock underlying the 10% Convertible Exchangeable notes (the “Notes”) because the Notes are convertible into shares of common stock as per Section 6 of the Notes.  The Notes convert into preferred stock, if and only if we have an authorized class of preferred stock, as set forth in Section 2 of the Note; otherwise, the Notes are and will continue to be convertible into shares of common stock.  Accordingly, we believe it was appropriate to include the 9,515,625 shares at issue in the registration statement.  However, on March 11, 2008, pursuant to a certificate of amendment to our articles of incorporation and a certificate of designation that we filed with Delaware’s Secretary of State, our authorized capital increased by 25,000,000 shares of preferred stock and 10,000,000 of the 25,000,000 shares were designated as Series A Preferred Stock.  As a result, the Notes have been automatically exchanged for shares of Series A Preferred Stock and cancelled, as per the terms of the financing.  We revised the disclosure throughout the registration statement to reflect this fact.

2.

We note the filing does not include the signature of your principal financial officer and controller or principal accounting officer.  Please include these signatures in an amended Form S-1.  If Dr. Jiang also serves as the principal financial officer and controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

Response:

We revised the signatures to the S-1 according to your comment.  We also revised the signatories to account for the additional directors who have been appointed to our board since the S-1 was originally filed.

3.

We note that you have included financial statements for your subsidiaries, Chengdu Tianyin Pharmaceutical Co., Ltd. and Raygere Ltd.  Please also include financial statements for Viscorp, Inc., the registrant, or provide an analysis as to why financial statements for the registrant are not required.

Response:   On October 30, 2007, Grandway Groups Holdings Ltd. (“Grandway”), a Hong Kong subsidiary of Raygere Limited (“Raygere”) – a private holding company established under the laws British Virgin Islands on January 26, 2007, acquired 100% equity interest in Chengdu Tianyin Pharmaceutical Co., Ltd (“Chengdu Tianyin”).  As a result of the acquisition, Chengdu Tianyin became the wholly owned subsidiary of Grandway and an indirect wholly owned subsidiary of Raygere. The transaction was regarded as a reverse merger whereby Chengdu Tianyin was considered to be the accounting acquirer as both Grandway and Raygere were holding companies with no significant operations and Chengdu Tianyin continues as the primary operating entity even after the exchange, although Raygere is the legal parent company.  As such, Chengdu Tianyin (and its historical financial statements) is the continuing entity for financial reporting purposes.

On January 16, 2007, we completed a reverse acquisition of Raygere.  Prior to the acquisition, Viscorp, Inc. (“Viscorp”), was a public shell company, as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Delaware on August 20, 2002.  To accomplish the share exchange we issued 12,790,800 shares of common stock on a one to one ratio for a 100% equity interest in Raygere. Per the terms of the Share Exchange and Bill of Sale of assets of Viscorp and Charles Driscoll, Viscorp was delivered with zero assets and zero liabilities at time of closing. Following the reverse acquisition, we intended to change the name of Viscorp, Inc. to “Tianyin Pharmaceutical Co., Inc.”  The transaction was regarded as a reverse merger whereby Raygere was considered to be the accounting acquirer as its shareholders retained control of Viscorp after the exchange.  Although the Company is the legal parent company, the share exchange was treated as a recapitalization of Raygere.  Thus, Raygere is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if Raygere had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

As such, we will revise our disclosure in paragraph three on page 7 of S-1 (new language is underlined) as follows:

“As a result of Viscorp’s acquisition of Raygere, Chengdu Tianyin became our indirect wholly-owned subsidiary.  Substantially, all of our operations are conducted in China through Chengdu Tianyin.  The transaction was regarded as a reverse merger whereby Raygere was considered to be the accounting acquirer of Viscorp after the exchange.  Although the Company is the legal parent company, Raygere is the continuing entity for financial reporting purposes.  In addition, Viscorp ceased being a shell corporation as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.”

We will also update Note 15 – Subsequent Events of our June 30, 2007 and 2006 Financial statements of our S-1 (new language is underlined) as follows:

“On October 30, 2007, Grandway Groups Holdings Ltd. (“Grandway”), a Hong Kong subsidiary of Raygere Limited (“Raygere”) – a private holding company established under the laws British Virgin Islands on January 26, 2007, acquired 100% equity interest in Chengdu Tianyin Pharmaceutical Co., Ltd (“Chengdu Tianyin”).  As a result of the acquisition, Chengdu Tianyin became the wholly owned subsidiary of Grandway and an indirect wholly owned subsidiary or Raygere. The transaction was regarded as a reverse merger whereby Chengdu Tianyin was considered to be the accounting acquirer as both Grandway and Raygere were holding companies with no significant operations and Chengdu Tianyin continues as the primary operating entity even after the exchange, although Raygere is the legal parent company.  As such, Chengdu Tianyin (and its historical financial statements) is the continuing entity for financial reporting purposes.

On January 16, 2007, we completed a reverse acquisition of Raygere.  Prior to the Share Exchange, Viscorp, Inc. (“Viscorp”), a public shell company, as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Delaware on August 20, 2002.  To accomplish the share exchange we issued 12,790,800 shares of common stock on a one to one ratio for a 100% equity interest in Raygere. Per the terms of the Share Exchange and Bill of Sale of assets of Viscorp and Charles Driscoll, Viscorp was delivered with zero assets and zero liabilities at time of closing. Following the reverse acquisition, we intended to change the name of Viscorp, Inc. to “Tianyin Pharmaceutical Co., Inc.”  The transaction was regarded as a reverse merger whereby Raygere was considered to be the accounting acquirer as its shareholders retained control of Viscorp after the exchange.  Although the Company is the legal parent company, the share exchange was treated as a recapitalization of Raygere.  Thus, Raygere is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if Raygere had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.”

In addition, we will update the first paragraph of Note 14 – Subsequent Events of our December 31, 2007 Financial statements of our S-1 (new language is underlined) as follows:

“On October 30, 2007, Grandway Groups Holdings Ltd. (“Grandway”), a Hong Kong subsidiary of Raygere Limited (“Raygere”) – a private holding company established under the laws British Virgin Islands on January 26, 2007, acquired 100% equity interest in Chengdu Tianyin Pharmaceutical Co., Ltd (“Chengdu Tianyin”).  As a result of the acquisition, Chengdu Tianyin became the wholly owned subsidiary of Grandway and an indirect wholly owned subsidiary or Raygere. The transaction was regarded as a reverse merger whereby Chengdu Tianyin was considered to be the accounting acquirer as its shareholders retained effective control of Grandway and Raygere after the exchange, although Raygere is the legal parent company.  As such, Chengdu Tianyin (and its historical financial statements) is the continuing entity for financial reporting purposes.

On January 16, 2008, the Company entered into and consummated the transactions (the “Share Exchange”) contemplated under a Securities Exchange Agreement (the “SEA”) with Viscorp, Inc. (“Viscorp”), a public shell company, as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Delaware on August 20, 2002.

As part of the Share Exchange, the shareholders of Raygere were issued 12,790,800 shares of Common Stock (the “Common Stock”) of Viscorp, which represented 87.68% of the 14,587,200 issued and outstanding shares of Common Stock of Viscorp following the Share Exchange, on a one to one ratio for a 100% equity interest in Raygere.  Per the terms of the Share Exchange and Bill of Sale of assets of Viscorp and Charles Driscoll, Viscorp was delivered with zero assets and zero liabilities at time of closing. Following the reverse acquisition, we intended to change the name of Viscorp, Inc. to “Tianyin Pharmaceutical Co., Inc.”  The transaction was regarded as a reverse merger whereby Raygere was considered to be the accounting acquirer as both Grandway and Raygere were holding companies with no significant operations and Chengdu Tianyin continues as the primary operating entity after the share exchange.  Although the Company is the legal parent company, the share exchange was treated as a recapitalization of Raygere.  Thus, Raygere is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if Raygere had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.”

4.

We note that our accounting Staff is currently reviewing your Form 8-K filed February 14, 2008.  We will act upon any request for acceleration of the effective date of the Form S-1 and, pursuant to delegated authority, grant acceleration of the effective date only after any of our comments on your Form 8-K are fully resolved.

Response:

Ms. Ignat, the Staff Accountant who reviewed the 8-K, informed us on March 7, 2008 that the 8-K was cleared.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,

Attorney at Law

Cc: Dr. Jiang, CEO

      Viscorp, Inc.